Filed by Morgan Stanley

(Commission File No.: 1-11758)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Eaton Vance Corp.

(Commission File No.: 1-8100)

The following is a transcript of remarks delivered by Daniel Simkowitz, Head of Investment Management at Morgan Stanley, at a conference held on February 9, 2021:

DAN SIMKOWITZ: Thank you all so much for joining us for this year's Ideas Conference. It's been a very challenging year, but I wanted to thank you all for your partnership amidst all the volatility and events we've had over the past year. Our partnership with clients has been growing very strongly over the past several years. But last year was the highest growth and best investment performance in our history.

I just wanted to thank you for trusting your capital with us and also trusting us with your challenges and your problems over this year. It's been a real honor to serve you and your fiduciaries through this period. When we think about delivering that value and building that trust with so many clients, we think it is underpinned by a focus on differentiated value to clients. Then within that, we think it's driven by trust, a trusted advisory relationship with all of you, flexibility in how we deal with clients, a real emphasis on customization, and then ultimately real partnership with all of you and our clients.

We're really excited about the future going forward. Throughout during this year, we announced the combination of partnership with Eaton Vance and so pro forma for that transaction when it close. We have three categories in our asset management business, which we are very excited about, and each of the three have overlaps that we think can offer real value and differentiated value to all of you, our clients.

The first part of our business is a real distinct and intense focus on delivering Alpha to all of you, and that Alpha can be in our high conviction equity strategies. It's also in our private market strategies where we're looking for real ability to differentiate the Morgan Stanley edge and deliver value to all of your clients and investors in the marketplace.

Secondly, we're focused on fixed income and solutions, and without doubt with the addition of Eaton Vance there's a real opportunity to deliver value in that fixed income, business and income solutions. So, we're really excited about the loan business, high yield, emerging market debt for our high net worth clients, municipal bond solutions. All of that rounds out a business where we had clients coming to us to saying they wanted more from a fixed income solutions perspective from Morgan Stanley. So, we're really excited about that element of our fixed income business.

And then thirdly, our is our solutions offering and we were able to have the premier solutions and customization business in Parametric join us upon the closing. When we think about that, that's both customization for high net worth and individual investors in their portfolio. But it's also really a great portfolio execution and overlay services for institutional clients that comes with Parametric.

We've already seen the potential of combining that with our own multi asset and portfolio level solutions, so that we can be a real partner with all with all of you in our client base. We've talked in the past at the ideas conference around organizational alpha.

With this combination, our ability to help you with your challenges and your problems from the business side of what you do, the portfolio side and then at the alpha level and at the income level is all really enhanced. It was really driven by some of the requests and ideas that we had from our clients to go through this combination.

At the same time, and you'll see it throughout this conference, content, ideas and solutions are really integrated. We're really excited about Calvert joining us and bolstering our leading position in sustainability. We've been a leader with our Institute for Sustainable Finance at Morgan Stanley for almost a decade now, and we look forward to that continued leadership.

On that model, we've also created this year the Institute for Diversity and Inclusion, and you'll see that theme throughout our business. But we want to be a leader not just in the employee base at Morgan Stanley, but in coming up with ideas both in financial services and in the broader element. You'll hear more and more from the institute, which again was on diversity inclusion, which was modeled on the Institute for Sustainable Finance. So, again, we really look forward to being your partner going forward.

What I would encourage you to do as you go through the ideas conference, think about your own enterprise. Think about the challenges you're facing and come to us with questions, come to us with your problems. We now have a breadth and depth in terms of resources around all of Morgan Stanley investment management, and all of Morgan Stanley, to hopefully deliver you a great deal of value. I would encourage you to stay safe and we look forward to seeing you in the upcoming year and enjoy the conference.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and Eaton Vance Corp. (“Eaton Vance”), Morgan Stanley and Eaton Vance will file and have filed relevant materials with the Securities and Exchange Commission (the “SEC”), including the Morgan Stanley registration statement on Form S-4 that includes a prospectus of Morgan Stanley. The registration statement on Form S-4, as amended (“Form S-4”), was declared effective by the SEC on January 29, 2021 and the prospectus was mailed to Eaton Vance stockholders on or about January 29, 2021. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF MORGAN STANLEY AND EATON VANCE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement, the prospectus as well as other filings containing information about Morgan Stanley or Eaton Vance, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or Eaton Vance at the following:

Morgan Stanley	Eaton Vance
1585 Broadway	Two International Place
New York, NY 10036	Boston, MA 02110
Media Relations: 212-761-2448	Media Relations: 617-672-8940
mediainquiries@morganstanley.com	rtice@eatonvance.com
Investor Relations: 1-212-762-8131	Investor Relations: 617-672-6744
investorrelations@morganstanley.com	esenay@eatonvance.com

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and Eaton Vance to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, Eaton Vance or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and Eaton Vance’s business, including current plans and operations, (v) the ability of Morgan Stanley or Eaton

Vance to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or Eaton Vance’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or Eaton Vance’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Morgan Stanley’s or Eaton Vance’s management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of Eaton Vance’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) the additional risk factors described in the Form S-4 available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, are more fully discussed in the Form S-4 in connection with the proposed acquisition. While the list of factors presented here, and the list of factors presented in the Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or Eaton Vance’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor Eaton Vance assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.